Exhibit 4.1

DESCRIPTION OF SECURITIES
References to “Lattice” and the “Company” herein are, unless the context otherwise indicates, only to Lattice Semiconductor Corporation and not to any of its subsidiaries.
Description of Capital Stock
The following is a summary of the Company’s capital stock and certain provisions of its Restated Certificate of Incorporation (the “Certificate”) and Bylaws (the “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate and the Bylaws.
Common Stock
Shares Outstanding. The Company is authorized to issue up to 300 million shares of common stock, par value $0.01 per share (the “Common Stock”).
Dividends. Subject to prior dividend rights of the holders of any shares of preferred stock of the Company (“Preferred Stock”), holders of shares of Common Stock are entitled to receive ratably dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.
Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Common Stock do not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board. The directors of the Company are elected by a plurality of the voting power of the shares present in person or represented by proxy. On all other matters submitted to the stockholders, the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy shall be the act of the shareholders.
Other Rights. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation preferences of holders of convertible preferred stock, if any, then outstanding. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights or conversion rights or other subscription rights.
Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.
Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company N.A.
Listing. Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “LSCC”.

Preferred Stock
The Board is authorized to issue up to 10 million shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.
Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Some provisions of Delaware law, the Certificate and Bylaws could make the following more difficult:

•	acquisition of the Company by means of a tender offer,

•	acquisition of the Company by means of a proxy contest or otherwise, or

•	removal of the Company’s incumbent officers and directors.
These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our Board determines that a takeover is not in our best interests or the best interests of the stockholders. These provisions, however could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. The Company believes that the benefits of these provisions, including increased protection, give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Size of Board and Vacancies. The Bylaws provide that the Board will have one or more members, which number will be determined from time to time by resolution of the Board. We do not have a classified board. The Certificate and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under the Certificate and the Bylaws, vacancies and newly created directorships on the Board may be filled only by a majority of directors then serving on the Board. Under the Certificate and Bylaws, directors may be removed, with or without cause by a majority of the shares then entitled to vote at an election of directors.
Elimination of Stockholder Action by Written Consent. The Bylaws eliminate the right of the Company’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.
Stockholder Meetings. Under the Bylaws, only the chairman of the Board, chief executive officer or a majority of the authorized number of directors on the Board may call special meetings of the Company’s stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Delaware Anti-takeover Law. The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
No Cumulative Voting. Neither the Certificate nor Bylaws provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of the Company’s undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.